Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, Ohio 45227

August 8, 2016

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Kathleen Suellentrop and James Lopez

Re:	Medpace Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-212236)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-212236) (the “Registration Statement”), of Medpace Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern Time, on August 10, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gregory P. Rodgers at (212) 906-2918.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Thank you for your assistance in this matter.

Very truly yours,

Medpace Holdings, Inc.

By:	/s/ Jesse J. Geiger

Jesse J. Geiger
Chief Financial Officer

cc:

Dr. August J. Troendle, Medpace Holdings, Inc.

Stephen P. Ewald, Esq., Medpace Holdings, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Gregory P. Rodgers, Esq., Latham & Watkins LLP